SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:     'Additional Listing'

AVIVA SCRIP DIVIDEND SCHEME -APPLICATION TO LIST SHARES.

An application has been made to The UK Listing Authority and The London Stock Exchange for 38,560,806 ordinary shares of 25 pence each to trade on The London Stock Exchange and to be admitted to The Official List. These shares will rank equally with the existing ordinary shares.

These ordinary shares are to be issued as a Scrip Dividend alternative to receiving a cash dividend in respect of the 2009 final dividend and dealings are expected to commence on 17 May 2010.

Contact:-

Kirsty Cooper, Deputy Group Company Secretary
Telephone: +44 207 662 7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 May 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary